VE3 26-04



04016289

AH 3-25-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 51685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 2 5 2004

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___ 18t

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Main Street Securities, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1407 Main Street___
(No. and Street)

Hays	KS	67601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roger D. Harman   (785) 628-8238
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brungardt Hower Ward Elliott & Pfeifer, LC
(Name – if individual, state last, first, middle name)

P.O. Box 40	Hays	KS	67601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Bobb A. Meckenstock__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Main Street Securities, LLC__ , as of __December 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Member_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXXXXX~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

MAIN STREET SECURITIES, LLC

DECEMBER 31, 2003



February 26, 2004

Mr. Dave Meckenstock
Vice President
Main Street Securities, LLC
1407 Main Street
Hays, KS 67601

Dear Mr. Meckenstock:

We are in receipt of your letter dated February 25, 2004, in which you request an extension to file your annual audited report pursuant to SEC Rule 17a-5(d).

An extension is hereby granted for the filing of such annual audited report until March 30, 2004.

We would also like to take this opportunity to state that the Kansas City District Office staff will make every effort to be of service to you should you have any questions regarding the application of any of the various rules and regulations or the filing itself. If you have any questions, please contact Dave Carr, at (816) 802-4755.

Sincerely,

William E. Dondlinger
Supervisor of Examiners

WED/DJC/kc

cc: Mr. Randall J. Fons
       Regional Director
       Securities & Exchange Commission
       1801 California Street, Suite 4800
       Denver, CO 80202

       Mr. Roger D. Harman
       Brungardt Hower Ward Elliott & Pfeifer, L.C.
       209 East 13th Street
       Hays, KS 67601-0040

Brungardt Hower
Ward Elliott & Pfeifer L.C.

CERTIFIED PUBLIC ACCOUNTANTS
and
MANAGEMENT CONSULTANTS

209 East 13th Street P.O. Box 40
Hays, KS 67601-0040

Ph. (785) 628-8238
Fax (785) 625-5766

OFFICES IN HAYS AND GARDEN CITY

INDEPENDENT AUDITORS' REPORT

Members
Main Street Securities, LLC

We have audited the accompanying statement of financial condition of Main Street Securities, LLC as of December 31, 2003, and the related statements of income (loss), changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Main Street Securities, LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Brungardt Hower
Ward Elliott & Pfeifer L.C.

Hays, Kansas
January 26, 2004

FINANCIAL STATEMENTS

Main Street Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$ 3,184
Cash segregated under regulation	566
Commissions receivable	167,523
Securities owned:	
Available for sale, at fair value	2,001
Not readily marketable, at cost	3,300
Office equipment and software, at cost, less	
accumulated depreciation and amortization of $20,443	14,263
Prepaid expenses and other	20,603
	$211,440

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 3,273
Commissions payable	150,945
	154,218
Subordinated borrowings	20,000
Commitments and contingencies	-
Members' equity	37,222
	$211,440

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF INCOME (LOSS)

For the year ended December 31, 2003

Revenues:	
Commissions	$ 3,443,817
Other	5,445
	3,449,262
Expenses:	
Commission expense	2,956,358
Office management and personnel	296,010
Insurance and bonds	40,773
Advertising and promotion	33,714
Occupancy	15,249
Licenses and fees	13,166
Leased equipment	21,731
Telephone	16,918
Legal and accounting	13,879
Data processing	13,917
Postage	13,677
Travel	12,866
Office supplies	6,799
Subscriptions and dues	6,906
Depreciation and amortization	6,400
Meetings and education	5,729
Meals and entertainment	3,950
Interest expense	1,390
Donations	3,949
Other expenses	5,374
	3,488,755
Net loss	$ (39,493)

The accompanying notes are an integral part of this financial statement.

3

Main Street Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2003

	Bobb Meckenstock	David Meckenstock	Accumulated other comprehensive loss	Total members' equity
Members' equity at January 1, 2003	$ 30,035	$ 28,857	$ (4,834)	$54,058
Capital contributions	9,180	8,820	-	18,000
Comprehensive income (loss):				
Net loss	(20,141)	(19,352)	-	(39,493)
Unrealized securities gains arising during the period	-	-	518	518
Reclassification adjustment for loss on sale of securities realized in net income (loss)	-	-	4,139	4,139
Total comprehensive loss				(34,836)
Members' equity at December 31, 2003	$ 19,074	$ 18,325	$ (177)	$37,222

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the year ended December 31, 2003

Subordinated borrowings at January 1, 2003	$20,000
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2003	$20,000

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

Cash flows from operating activities		
Net loss		$ (39,493)
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization	$ 6,400	
Loss on sale of securities	4,139	
Change in assets and liabilities		
Decrease in cash segregated under regulation	440	
Decrease in commissions receivable	197,919	
Increase in prepaid expenses and other	(5,364)	
Decrease in accounts payable and accrued expenses	(11,744)	
Decrease in commissions payable	(183,029)	8,761
Net cash used in operating activities		(30,732)
Cash flows from investing activities		
Purchase of equipment and software	(3,558)	
Proceeds from sales of securities	4,511	
Purchase of securities	(2,179)	
Payments on note receivable	11,056	
Net cash provided by investing activities		9,830
Cash flows from financing activities		
Capital contributions from members	18,000	
Net cash provided by financing activities		18,000
Net decrease in cash		(2,902)
Cash at beginning of the year		6,086
Cash at end of the year		$ 3,184
Cash paid during the year for interest		$ 190

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the
preparation of the accompanying financial statements follows.

1. Organization and nature of operations

Main Street Securities, LLC (the Company) is a broker-dealer registered with
the Securities and Exchange Commission (SEC) and is a member of the National
Association of Securities Dealers (NASD). The Company is a Kansas limited
liability company organized on January 21, 1999, and shall endure for thirty
years from date of organization unless extended under terms of the articles
of organization.

The Company operates as an introducing broker, clearing all transactions on
a fully-disclosed basis through a secondary clearing agreement with another
broker-dealer. The Company does not hold funds or securities for customers.

2. Commissions receivable

The Company considers commissions receivable to be fully collectible;
accordingly, no allowance for doubtful accounts is required. If amounts
become uncollectible, they will be charged to operations when that
determination is made.

3. Equipment and software

Depreciation and amortization are provided for in amounts sufficient to
relate the cost of depreciable assets to operations over their estimated
service lives, which range from five to seven years, using the straight-line
method.

Maintenance, repairs and renewals which neither materially add to the value
of the property nor appreciably prolong its life are charged to expense as
incurred. Gains or losses on dispositions of equipment and software are
included in earnings.

4. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis
as securities transactions occur.

5. Income taxes

The Company is treated as a partnership for federal and state income tax
purposes. Consequently, income taxes are not payable by, or provided for,
the Company. Members are taxed individually on their shares of the
Company's earnings. The Company's net income or loss is allocated among the
members in accordance with their ownership of the Company.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

6. Comprehensive Income

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income and its components in the financial statements. Comprehensive income is defined as the change in equity from transactions and other events and circumstances from non-owner sources, and excludes investments by and distributions to owners. Comprehensive income includes net income and other items of comprehensive income meeting the above criteria. The Company's only component of other comprehensive income is the unrealized holding gain on securities available for sale, which is reported in the statement of changes in members' equity.

7. Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business to be cash equivalents.

8. Use of estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH SEGREGATED UNDER REGULATION

Cash is held in a centralized registration depository with the National Association of Securities Dealers, Inc. and used solely for registration transactions.

NOTE C - SECURITIES

Securities available for sale consist of equity securities carried at fair value of $2,001. The cost basis of the securities is $2,178 with the unrealized losses of $177 included in accumulated other comprehensive loss. Gains and losses on the sale of securities are determined using the specific identification method.

Securities not readily marketable consist of 300 shares of The Nasdaq Stock Market, Inc. stock, carried at cost.

NOTE D - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2003 consist of the following:

6% subordinated loan, due October 31, 2006	$ 9,800
6% subordinated loan, due October 31, 2006	10,200
	$20,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, and until written approval is granted by NASD Regulation, Inc., they may not be repaid.

NOTE E - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $11,663, which was $1,382 in excess of its required net capital of $10,281. The Company's net capital ratio was 13.22 to 1.

NOTE G - RELATED PARTIES

The Company shares office space and equipment with related companies under an agreement whereby the Company reimburses a certain percentage of various overhead expenses during the term of the agreement. In 2003, the Company paid approximately $296,000 for such expenses.

NOTE H - SUBSEQUENT EVENTS

In January, 2004, the Company's members contributed $1,400 of additional capital to improve its net capital position.

SUPPLEMENTARY INFORMATION

Brungardt Hower
Ward Elliott & Pfeifer L.C.

CERTIFIED PUBLIC ACCOUNTANTS
and
MANAGEMENT CONSULTANTS

209 East 13th Street P.O. Box 40
Hays, KS 67601-0040

Ph. (785) 628-8238
Fax (785) 625-5766

OFFICES IN HAYS AND GARDEN CITY

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Members
Main Street Securities, LLC

We have audited the accompanying financial statements of Main Street
Securities, LLC as of and for the period ended December 31, 2003, and have
issued our report thereon dated January 26, 2004. Our audit was conducted for
the purpose of forming an opinion on the basic financial statements taken as a
whole. The information contained in Schedule I is presented for purposes of
additional analysis and is not a required part of the basic financial
statements, but is supplementary information required by rule 17a-5 under the
Securities Exchange Act of 1934. Such information has been subjected to the
auditing procedures applied in the audit of the basic financial statements
and, in our opinion, is fairly stated in all material respects in relation to
the basic financial statements taken as a whole.

Brungardt Hower
Ward Elliott & Pfeifer L.C.

Hays, Kansas
January 26, 2004

Main Street Securities, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Net capital
  Total members' equity $ 37,222
    Add:
      Subordinated borrowings allowable in computation
      of net capital   20,000

    Total capital and allowable subordinated borrowings   57,222
    Deductions and/or charges:
      Nonallowable assets:
        Cash segregated under regulation $ 566
        Commissions receivable greater than 30 days, net 6,497
        Equipment and software, net   14,263
        Prepaid expenses   20,603
        The NASDAQ Stock Market, Inc. stock   3,300   45,229

    Net capital before haircuts on securities positions
        (tentative net capital)   11,993

    Haircuts on securities   330

Net capital $ 11,663

Aggregate indebtedness
  Items included in statement of financial condition
    Accounts payable and accrued expenses $ 3,273
    Commissions payable   150,945

    Total aggregate indebtedness $154,218

Minimum net capital required $ 10,281

Excess net capital at 1500 percent $ 1,382

Deficient net capital at 1000 percent $ (3,759)

Ratio: Aggregate indebtedness to net capital   13.22 to 1

Reconciliation with Company's computation (included in Part IIA
  of Form X-17A-5 as of December 31, 2003)
    Net capital, as reported in Company's Part IIA (unaudited)
      FOCUS report $ 13,063
    Additional capital contributed prior to filing FOCUS report (1,400)

    Net capital per above $ 11,663

Exemption from Rule 15c3-3 is claimed based upon section (k)(2)(B) - all
customer transactions cleared through another broker-dealer on a fully
disclosed basis.

    Broker-dealer   Nations Financial Group, Inc.
    Clearing firm   RBC Dain Correspondent Services

Brungardt Hower
Ward Elliott & Pfeifer L.C.

CERTIFIED PUBLIC ACCOUNTANTS
and
MANAGEMENT CONSULTANTS

209 East 13th Street P.O. Box 40
Hays, KS 67601-0040

Ph. (785) 628-8238
Fax (785) 625-5766

OFFICES IN HAYS AND GARDEN CITY

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Members
Main Street Securities, LLC

In planning and performing our audit of the financial statements and
supplementary information of Main Street Securities, LLC (the Company) for the
year ended December 31, 2003, we considered its internal control, including
control activities for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on the financial
statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange
Commission (SEC), we have made a study of the practices and procedures
followed by the Company including tests of such practices and procedures that
we considered relevant to the objectives stated in rule 17a-5(g) in making the
periodic computations of aggregate indebtedness (or aggregate debits) and net
capital under rule 17a-3(a)(11) and for determining compliance with the
exemptive provisions of rule 15c3-3. Because the Company does not carry
securities accounts for customers or perform custodial functions relating to
customer securities, we did not review the practices and procedures followed
by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and
   comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of
   the Federal Reserve System

The management of the Company is responsible for establishing and maintaining
internal control and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and related costs of
controls and of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be expected
to achieve the SEC's above-mentioned objectives. Two of the objectives of
internal control and the practices and procedures are to provide management
with reasonable but not absolute assurance that assets for which the Company
has responsibility are safeguarded against loss from unauthorized use or
disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brungardt Hower
Ward Elliott & Pfeifer L.C.

Hays, Kansas
January 26, 2004